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Use of Funds

At Dalrada Home, we aim to strategically allocate our budget to maximize our impact and growth. 20% is dedicated to product manufacturing in order to create a significant inventory. 40% is dedicated to marketing, with proven strategies. We allot 30% for operational expenses like office costs, devices, emails, support team, and legal expenses. And the remaining 10% will cover broker and processing fees associated with transaction costs and broker services.

40% Marketing

Our Proven Marketing Strategies

20% Inventory

Scaling Our Heat Pump Manufacturing Centers

30% Sales, General and Administrative

Offices, Support Team, Legal, Etc.

10% Broker and Processing Fees

Covering transaction costs and broker services.

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Why Everyone Will Want This Heat Pump


High Efficiency


Small Footprint


High Temperature


Low Environmental Impact


Simple Installation


Reversible for Cooling

Dalrada's Climate Technology is Coming Home

The sister company of Dalrada Home, Dalrada Climate Technology, has been focusing on innovative solutions in energy and climate technology. The company takes pride in being a trusted specialist in this field with a global footprint and a substantial reach into the commercial and industrial sectors. A standout offering from Dalrada Climate Technology is its unique high-temperature commercial heat pumps that can provide simultaneous heating and cooling for large buildings and facilities. Dalrada Home is now making this technology available to homes in the U.S. for the first time.



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